

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 8, 2008

By facsimile to (203) 798-0147 and U.S. Mail

Mr. Kevin T. Dunphy
Chief Financial Officer
Aduromed Industries, Inc.
3 Trowbridge Drive
Bethel, CT 06801

Re: Aduromed Industries, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed November 21, 2008
        File No. 333-153681

Dear Mr. Dunphy:

    We reviewed the filing and have the comments below.

Executive Officers and Directors, 25

1.   We note that Aduromed has added Mr. Kenneth L. Londoner as a director. In Mr.
        Londoner's biographical paragraph, describe briefly his business experience during the
        past five years. As drafted, the disclosure omits dates of his employment history. See
        Item 401(e)(1) of Regulation S-K.

Selling Holders, page 33

2.   Refer to prior comment 6. Disclosure in the table that Mr. Sean S. Macpherson is the
        beneficial owner of 5,766,667 shares before the offering is inconsistent with disclosure in
        footnote 45 to the table and the legal matters section which indicate that Mr. Macpherson
        is the beneficial owner of 6,266,667 shares. Please reconcile the disclosures.

3.   Based on the revised "Shares Beneficially Owned Prior to Offering" column in response
        to prior comment 6, it appears that footnotes 4-63 relate to disclosures in the "Shares To

be Offered" column rather than to disclosures in the "Name" column. Please revise or advise.

4.   Refer to prior comment 8. As drafted, footnote 2 to the table states merely that the term of all warrants and options is five years from the date of issuance. Revise to specify the date of issuance of all warrants and options.

Undertakings, page II-3

5.   Refer to prior comment 14. Since the Rule 430B undertaking is inapplicable to this offering, please remove also the Rule 430B undertaking under (d)(i).

6.   If this is not a primary offering, the undertakings under (c)(i), (c)(ii), (c)(iii), and (c)(iv) are inapplicable. Please revise or advise.

Exhibit 23.1

7.   Refer to comment 29 in our October 16, 2008 letter. As requested previously, include an updated consent of Aduromed's independent public accountant in any amendment to the registration statement. We note that Aduromed did not include an updated consent in pre-effective amendment 2 to the registration statement.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Sean S. Macpherson, Esq.
Macpherson Counsel LLP
444 Madison Avenue
New York, NY 10022